# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MannKind Corporation, CIK 0000899460
CUSIP: 56400P706
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 Casper St, Danbury, Connecticut (CT), 06810
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001687509

## Reporting persons
- Rubric Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,000,000; sole dispositive power 0; shared dispositive power 18,000,000; aggregate amount beneficially owned 18,000,000 (5.83% of the class)
- David Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 18,000,000; sole dispositive power 0; shared dispositive power 18,000,000; aggregate amount beneficially owned 18,000,000 (5.83% of the class)

## Item 1. Issuer
Name of issuer: MannKind Corporation
Address of issuer's principal executive offices: 1 Casper St Danbury, CT, 06810

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Rubric Capital Management LP ("Rubric Capital"), the investment adviser to certain investment funds and/or accounts (collectively, the "Rubric Funds") that hold the shares of Common Stock, $0.01 par value per share (the "Common Stock") of MannKind Corporation, a Delaware corporation (the "Issuer") reported herein; and

(ii) David Rosen ("Mr. Rosen"), Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 155 East 44th St, Suite 1630, New York, NY 10017.
Citizenship: Rubric Capital is a Delaware limited partnership. Mr. Rosen is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover page for each of the Reporting Persons and in Item 4(b) is based on 308,950,166 shares Common Stock outstanding as of April 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission on May 6, 2026.
Percent of class: 5.83
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Rubric Capital Master Fund LP, a Rubric Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rubric Capital Management LP: /s/ Michael Nachmani, Michael Nachmani / Chief Operating Officer (08/14/2026)
- David Rosen: /s/ David Rosen, David Rosen / Individually (08/14/2026)